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CRAIG G. CHRISTENSEN, ESQ.
CCHRISTENSEN@PENNEYANDASSOCIATES.COM

February 4, 2010
VIA FACSIMILE

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
ATTN: John Reynolds, Assistant Director
100 F Street, N.E.
Mail Stop #3561
Washington, D.C. 20549

Re: **REQUEST FOR QUALIFICATION--CLARIFICATION**
inForm, Inc./Third Amended Regulation A Offering Circular and Statement
File No. 024-10223

Dear Mr. Reynolds:

Pursuant to my conversation today with Mr. Jay Williamson, this will confirm on behalf of the Company, inForm, Inc., that all references in the above-described Offering Circular to "North America" refer only to the United States and Canada, and do not include Mexico or any other country.

The Company hereby agrees to clarify the definition of "North America" to comport with the above confirmation in the final Offering Circular to be delivered to prospective investors.

Very truly yours,

PENNEY & ASSOCIATES

Craig G. Christensen

CGC:thg
cc: inForm, Inc.